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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 3)

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934



                              GRYPHON HOLDINGS INC.
                            (Name of Subject Company)

                              GRYPHON HOLDINGS INC.
                      (Name of Person(s) Filing Statement)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   400515 10 2
                      (CUSIP Number of Class of Securities)


                                Stephen A. Crane
                      Chief Executive Officer and President
                              Gryphon Holdings Inc.
                                 30 Wall Street
                          New York, New York 10005-2201
                                 (212) 825-1200

   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

          Robert M. Coffee                           John T. O'Connor, Esq.
       Senior Vice President,                   Milbank, Tweed, Hadley & McCloy
   General Counsel and Secretary                   One Chase Manhattan Plaza
       Gryphon Holdings Inc.                     New York, New York 10005-2201
           30 Wall Street                                (212) 530-5000
   New York, New York 10005-2201
           (212) 825-1200
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         This Amendment No. 3 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated November 3, 1998, as amended (the "Schedule 14D-9"), filed by Gryphon Holdings Inc., a Delaware corporation (the "Company"), relating to the tender offer disclosed in the
Schedule 14D-1, dated October 20, 1998, as amended (the "Schedule 14D-1") of Markel Corporation, a Virginia corporation ("Markel"), and its wholly-owned subsidiary, MG Acquisition Corp., a Delaware corporation ("MG" and, together with Markel, the "Bidder"), to purchase all the outstanding shares of common stock, $.01 par value, of the Company, including the associated Rights. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 2.  Tender Offer of the Bidder.

         Item 2 is hereby amended and supplemented by inserting the following at the end thereof:

         On November 25, 1998, the Bidder announced that it is continuing its $19.00 per Share all-cash Offer for the outstanding Shares. The Company and Markel have entered into a definitive merger agreement, as described in Item 3(b) below. A copy of the joint press release issued by the Company and Markel on November 25, 1998 is filed as Exhibit 11 hereto.


Item 3.  Identity and Background

         Item 3(b) is hereby amended and supplemented by inserting the following prior to the last paragraph therein:

         The Company, Markel and MG have entered into an Agreement and Plan of Merger, dated as of November 25, 1998 (the "Merger Agreement"), a copy of which is filed as Exhibit 12 hereto and is incorporated herein by reference. The Merger Agreement provides that, following the consummation of the Offer and the satisfaction or waiver of certain conditions, MG will be merged with and into the Company (the "Merger"), with MG continuing as the surviving corporation. In the Merger, (a) each outstanding Share (other than Shares held by the Company, Markel or any other wholly-owned subsidiary of Markel, which Shares will be cancelled, and other than Shares, if any, held by stockholders who perfect any appraisal rights they may have under the Delaware General Corporation Law) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $19.00 per Share.


Item 9.  Material to be Filed as Exhibits.

         Item 9 is hereby amended and supplemented by inserting the following at the end thereof:

Exhibit 11 Joint Press Release issued by the Company and Markel on November 25,
           1998.

Exhibit 12 Agreement and Plan of Merger, dated as of November 25, 1998, among the Company, Markel and MG.
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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 1998



                                GRYPHON HOLDINGS INC.



                                By:   /s/  Stephen A. Crane
                                    --------------------------------------------
                                    Name:  Stephen A. Crane
                                    Title: President and Chief Executive Officer